UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Companhia Aberta de Capital Autorizado

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

Ata da Reunião do Conselho de Administração realizada em 30 de junho de 2016.

Em 30.06.2016, às 9h, por teleconferência, reuniu-se o Conselho de Administração do Banco Santander (Brasil) S.A. (“Companhia” ou “Santander”), com a presença da totalidade de seus membros, para deliberar sobre a seguinte Ordem do Dia:

Deliberar sobre a exoneração a partir desta data, do Sr. Luiz Felipe Taunay Ferreira (RG nº 12.282.375-8 SSP/SP e CPF/MF nº 148.124.658-50), Diretor sem designação específica da Companhia.

Feitos os devidos esclarecimentos, os membros do Conselho de Administração por unanimidade aprovaram a exoneração do Sr. Luiz Felipe Taunay Ferreira, com a respectiva alteração na composição da Diretoria Executiva do Santander.

Nada mais havendo a tratar, foi encerrada a reunião, lavrando-se a presente ata que, após lida e aprovada, vai por todos assinada.

São Paulo, 30 de junho de 2016.

Assinaturas: Sr. Jesús María Zabalza Lotina – Presidente; Srs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca, Sergio Agapito Lires Rial e Viviane Senna Lalli – Conselheiros.

A presente é cópia fiel da ata lavrada em livro próprio.

Daniel Pareto

Secretário

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer